787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

February 1, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Kathryn M. Hinke, Esq.

Re:	SunAmerica Series Trust (the “Registrant”)

Response to Staff Comments on Post-Effective Amendment No. 89 to Registration

Statement on Form N-1A

Securities Act File No. 33-52742

Investment Company Act File No. 811-7238

Dear Ms. Hinke:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the undersigned on January 4, 2017 regarding Post-Effective Amendment No. 89 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 90 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “Amendment”). The Amendment contains the prospectus and statement of additional information (“SAI”) for SA Fixed Income Index Portfolio, SA International Index Portfolio, SA Mid Cap Index Portfolio, SA Small Cap Index Portfolio, SA Index Allocation 60/40 Portfolio, SA Index Allocation 80/20 Portfolio and SA Index Allocation 90/10 Portfolio (each, a “Portfolio” and collectively, the “Portfolios”), each a new series of the Registrant.

For your convenience, the substance of the Staff’s comments has been restated below. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

PROSPECTUS

Comment 1:

In the subsection entitled “Portfolio Summary – Fees and Expenses of the Portfolio” with respect to each Portfolio, please disclose in footnote no. 2 that the recoupment will be made only if it will remain in compliance with the expense limitation in effect at the time of the recoupment.

Response 1:

The Registrant respectfully declines to make the requested change, as the current disclosure is appropriate and accurately reflects the terms of the contractual expense limitation agreement between SAAMCo and the Registrant, on behalf of the Portfolios.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    MILAN     ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Comment 2:

In the subsection entitled “Portfolio Summary: SA International Index Portfolio – Principal Risks of Investing in the Portfolio – Country Focus Risk,” it notes that the Portfolio may invest “a significant portion of its assets in one or only a few countries at a time.” If the investments in a single country are very significant, please note that country specifically.

Response 2:	The requested change has been made.

Comment 3:

With respect to the SA Mid Cap Index Portfolio and the SA Small Cap Index Portfolio, please confirm that “REIT (Real Estate Investment Trusts) Risk” is a principal risk associated with the described principal investment strategies in the subsections entitled “Portfolio Summary: SA Mid Cap Index Portfolio – Principal Investment Strategies of the Portfolio” and “Portfolio Summary: SA Small Cap Index Portfolio – Principal Investment Strategies of the Portfolio,” respectively.

Response 3:

The Registrant submits that the SA Mid Cap Index Portfolio and the SA Small Cap Index Portfolio track the performance of the S&P MidCap 400® Index and the Russell 2000® Index, respectively. These indices contain the stocks of REITs and, consequently, the Portfolios are exposed to the risk of investing in such stocks. The Registrant therefore confirms that “REIT (Real Estate Investment Trusts) Risk” is a principal risk of the SA Mid Cap Index Portfolio and the SA Small Cap Index Portfolio.

Comment 4:

With respect to the SA Index Allocation 60/40 Portfolio, the SA Index Allocation 80/20 Portfolio and the SA Index Allocation 90/10 Portfolio, please confirm that, under normal circumstances, each of the Portfolios will invest at least 80% of its assets in index funds or components of indices.

Response 4:

The Registrant confirms that each of the SA Index Allocation 60/40 Portfolio, the SA Index Allocation 80/20 Portfolio and the SA Index Allocation 90/10 Portfolio will, under normal circumstances, invest at least 80% of its assets in index funds or components of indices.

Comment 5:

In the subsection entitled “Portfolio Summary: SA Index Allocation 60/40 Portfolio – Principal Risks of Investing in the Portfolio – Underlying Portfolios Risk,” please explain supplementally why an investment in an Underlying Portfolio could be less liquid than a direct investment in the underlying securities held by the Underlying Portfolio, particularly when the Underlying Portfolios are affiliated.

Response 5:	The above-referenced risk factor has been revised to read as follows (deletions in strikethrough text):

Underlying Portfolios Risk.    The risks of the Portfolio owning Underlying Portfolios generally reflect the risks of owning the underlying securities held by the Underlying Portfolios~~, although lack of liquidity could result in an investment in the~~

~~Underlying Portfolios being more volatile than an investment in the underlying portfolio of securities~~. Disruptions in the markets for the securities held by the Underlying Portfolios could result in losses on the Portfolio’s investment in such securities. The Underlying Portfolios also have fees that increase their costs versus owning the underlying securities directly.

Comment 6:

In the second paragraph of the subsection entitled “Additional Information About the Portfolios’ Investment Strategies and Investment Risks” and in the subsection entitled “Glossary – Investment Terminology – Defensive investments,” please identify those Portfolios that may take temporary defensive positions, particularly given that the Portfolios are index funds or funds of index funds.

Response 6:	The requested change has been made.

Comment 7:

In the subsection entitled “Management – Information about the Investment Adviser and Manager – Waivers and Reimbursements,” please confirm that the percentages listed in this subsection are consistent with those noted in the summary prospectus of each Portfolio.

Response 7:

The Registrant has reviewed the disclosure contained in the Prospectus and confirms that the percentages listed in the above-mentioned subsection are consistent with those percentages contained in the summary prospectus of each Portfolio.

Comment 8:

In the subsection entitled “Management – Information about the Investment Adviser and Manager – Waivers and Reimbursements,” please disclose in the second paragraph that the recoupment will be made only if it will remain in compliance with the expense limitation in effect at the time of the recoupment.

Response 8:	Please see Response 1.

Should you have any questions concerning the above, please call the undersigned at 212-728-8037.

Very truly yours,

/s/ Stacey P. Ruiz

Stacey P. Ruiz

Cc:	Kathleen Fuentes, Esq., SunAmerica Asset Management, LLC
Christopher J. Tafone, Esq., SunAmerica Asset Management, LLC
Thomas D. Peeney, Esq., SunAmerica Asset Management, LLC
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP